Exhibit 21.0

SUBSIDIARIES OF BBQ HOLDINGS, INC.

BBQ Oklahoma Inc
BBQ Ventures, Inc.
Cowboy Dave's Woodbury, LLC
D&D of Minnesota Inc
FAMOUS DAVE'S OF AMERICA, INC.
FAMOUS DAVE'S RIBS, INC.
FAMOUS DAVE'S RIBS-U, INC.
Granite City Brew Works Inc
Granite City Food & Brewery Inc
Granite City Kansas, LLC
Granite City, Inc.
Granite City Food and Brewery, Inc.
Lake and Hennepin BBQ and Blues Inc
Mill and Sixth, LLC
MINWOOD PARTNERS, INC.
RUB Products LLC